Confidential Treatment Requested by Express Scripts Holding Company
under 17 C.F.R. § 200.83

August 30, 2017
FOIA Confidential Treatment Request
The entity requesting confidential treatment is:
Express Scripts Holding Company
 One Express Way, St. Louis, MO 63121

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED VIA EDGAR HAVE BEEN OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION UNDER A SEPARATE COVER.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED IN THE EDGAR VERSION WITH THE FOLLOWING PLACEHOLDER "[***]"

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Joel Parker, Senior Assistant Chief Accountant
Ms. Linda Cvrkel
Ms. Hillary Daniels
Mr. James Lopez, Legal Branch Chief

RE:	Express Scripts Holding Company
Form 10-K for the year ended December 31, 2016
Response Dated June 26, 2017
File No. 001-35490
Ladies and Gentlemen:
Express Scripts Holding Company (the "Company") is responding to the comment letter from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated August 2, 2017 on the above referenced filing. For your convenience, we have reproduced below in bold the Staff's comments in the order in which they were set out in your letter, numbered correspondingly, and have produced our response immediately below each comment.
Rule 83 Confidential Treatment Request by Express Scripts Holding Company
Express Scripts Holding Company respectfully requests that certain information contained in the response to Comment 2 be treated as confidential information and that the Commission provide timely notice to Bradley Phillips, Vice President, Controller and Chief Accounting Officer, Express Scripts Holding Company, One Express Way, St. Louis, MO 63121, phone: (314) 684-6027, fax: (866) 276-7055, before it permits any disclosure of the bracketed information herein.

Confidential Treatment Requested by Express Scripts Holding Company
under 17 C.F.R. § 200.83
Form 10-K for the year ended December 31, 2016
Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 34

1.
We acknowledge your response to comment 2. You state that one client may prefer to keep a greater percentage of rebates and compensate you for your services through greater administrative fees, while another client may prefer to keep a smaller percentage of rebates in exchange for reduced administrative fees. You also have disclosed that tangible product revenues represent 98.3% of revenue. Please tell us if these administrative fees are included in the noted tangible product revenue, and if so why, or are a component of service revenues which appear to represent 1.7% of revenue.

Response:
We acknowledge the Staff's comments and note that the administrative fees that we charge as a component of the overall pricing are included within both our PBM product and service revenues. Certain administrative fees are considered tangible product revenues because they relate to claims adjudication and the dispensing of prescription drugs. The remaining administrative fees are considered service revenues because they are unrelated to claims adjudication and the dispensing of prescription drugs. For example, fees for the administration of formulary management processing for certain client contracts that do not include claims adjudication and the dispensing of prescription drugs, and fees for medication counseling services and certain specialty services would be recognized as service revenues.
Schedule II, Valuation and Qualifying Accounts

2.
We acknowledge your response to comment 4. You indicate that you do not believe that your contractual allowances for certain receivables from third-party payors and for certain rebates receivable with manufacturers represent reserves for credit losses and therefore they are not subject to the guidance in Rule 12-09 of Regulation S-X. Please explain to us why you believe that only reserves for credit losses are considered valuation and qualifying accounts and reserves under Rule 12-09 of Regulation S-X. Also, tell us how you considered paragraph 34 of CON 6 in reaching your conclusion. In addition, tell us the amount of your gross rebates receivable which are included in receivables, net and why you have not disclosed this amount pursuant to Rule 5-02.3 of Regulation S-X.

Response:
We acknowledge the Staff's comments and that credit losses are not the only class of valuation and qualifying accounts and reserves to be included in Schedule II in accordance with Rule 12-09 of Regulation S-X. We consider valuation and qualifying accounts and reserves in Schedule II to be those which reduce the amount we are entitled to the amount we expect to collect. These amounts would include our allowance for doubtful accounts, which are based on subsequent credit events or losses that arise after initial revenue recognition. In contrast, our contractual allowances are recognized at the time of initial revenue recognition. We believe our contractual allowances from third-party payors and our contractual allowances from pharmaceutical manufacturers related to our rebates receivables do not meet the definition of valuation and qualifying accounts within Rule 12-09 of Regulation S-X or paragraph 34 of CON 6 for the reasons set forth below.
Paragraph 34 of CON 6 states that separate items that reduce or increase the carrying amount of an asset, or "valuation accounts," are part of the related assets and are neither assets in their own right nor liabilities. Contractual allowances for certain receivables from third-party payors are recorded at the time a claim is processed and revenue is recognized. We believe these contractual allowances meet the definition of ASC 954-310-05-02: "Amounts realizable from third-party payors for health care services are usually less than the provider's full established rates for those services." Contractual allowances with respect to third-party payors are determined based on contract terms and historical payment experience. Contractual allowances for certain rebates receivables from pharmaceutical manufacturers are recorded at the time a claim is processed and cost of revenues is recognized. For manufacturers, we bill based on management's interpretation of the terms of our contract with the manufacturer and estimate a contractual allowance for uncertainty, at the time a claim is processed, around adjustments to

Confidential Treatment Requested by Express Scripts Holding Company
under 17 C.F.R. § 200.83

claims to determine what we are entitled to collect. We determine these contractual allowances by reviewing the manufacturer's historical payment experience and specific known items that may later require an adjustment under the terms of the contract. In substance, these contractual allowances are adjustments required to properly recognize revenues from third-party payors and recognize cost of revenues from manufacturers. Because these allowances are recorded at the time of initial revenue recognition, they are not "separate items" established to adjust the value of balance sheet accounts.
Regarding Rule 12-09 of Regulation S-X, our estimates of contractual allowances with third-party payors and our estimates of contractual allowances with manufacturers are based on contract terms and historical payment experience. As previously addressed above when applying paragraph 34 of CON 6, contractual allowances do not meet the definition of valuation and qualifying accounts within Rule 12-09 of Regulation S-X.
With respect to the Staff's comment to quantify the amount of our gross rebates receivable which are included in receivables, net, we do not believe these amounts require disclosure pursuant to Rule 5-02.3 of Regulation S-X because we consider rebates to be a component of trade receivables that arise in the ordinary course of business, are a component of our pricing with customers, and are recognized at the time of claims adjudication. Our gross rebates receivable were [***]. In our future filings, we will clarify in our significant accounting policies that rebates receivable are included in "Accounts receivable, net," as illustrated by the underlined edits to Note 1 - Summary of significant accounting policies in Item 8 - Consolidated Financial Statements and Supplementary Data within our Annual Report on Form 10-K, below. For ease of your review, we have included below all edits to Note 1, including edits described in our response letter dated June 26, 2017.
Accounts receivable. The accounts receivable balance primarily includes amounts due from clients, third-party payors, members and pharmaceutical manufacturers. Below is a description of our accounts receivable balance from clients, third-party payors and members. See "Rebate accounting" for a description of our rebates receivable from pharmaceutical manufacturers. Based on our revenue recognition policies described below, at the end of each period certain claims are unbilled. As of December 31, 2016 and 2015, unbilled receivables were $705.8 million and $2,045.2 million, respectively. Unbilled receivables are typically billed to clients within 30 days based on the contractual billing schedule agreed upon with the client.
Our reserves for credit loss in accounts receivable is our allowance for doubtful accounts of $75.0 million and $87.3 million for the years ended December 31, 2016 and 2015, respectively, which equals our estimated uncollectible receivables. This estimate is based on the current status of each customer's receivable balance as well as current economic and market conditions. Our allowance for doubtful accounts also reflects amounts associated with member premiums for our Medicare Part D product offerings. Receivables are written off against the allowances only upon determination that such amounts are not recoverable and all collection attempts have failed. We regularly review and analyze the adequacy of these allowances based on a variety of factors, including the age of the outstanding receivable and the collection history. When circumstances related to specific collection patterns change, estimates of the recoverability of receivables are adjusted.
As of December 31, 2016 and 2015, we have contractual allowances of $115.2 million and $133.2 million, respectively, included in our contractual allowance for certain receivables from third-party payors based upon the payment terms specified in the related contractual agreements with payors. The estimated reimbursement amounts are calculated on a payor-specific basis based on the best information available regarding management's interpretation of the contract terms and are recorded as a reduction of accounts receivable and revenue at the time revenue is recognized. As of December 31, 2016 and 2015, we also have customer credit allowances of $199.6 million and $194.7 million, respectively, which include discounts and claims adjustments issued to the customers in the form of client credits. Refer to our "Revenue recognition" section below for more information regarding these estimates that reduce revenue.
As a percent of gross accounts receivable, gross accounts receivable has been reduced by 8.5% and 10.6% at December 31, 2016 and 2015, respectively, related to our allowance for doubtful accounts, contractual allowances for certain receivables from third-party payors, allowances for discounts and claims adjustments issued to the customers in the form of client credits, and contractual allowances for certain rebates receivable with manufacturers. Refer to

Confidential Treatment Requested by Express Scripts Holding Company
under 17 C.F.R. § 200.83
our "Rebate accounting" section below for further discussion of our contractual allowances for certain rebates receivable with manufacturers.
As of December 31, 2016 and 2015, we have an outstanding receivable balance of approximately $95.3 million and $170.5 million, respectively, from the state of Illinois. We have not recorded a reserve against this receivable, as it is associated with a state, which continues to make payments. We believe the full receivable balance will be realized.
Rebate accounting. We administer a rebate program through which we receive rebates and administrative fees from pharmaceutical manufacturers. Rebates and administrative fees earned for the administration of this program, performed in conjunction with claims processing and home delivery services provided to clients, are recorded as a reduction of cost of revenues and the portion of the rebate and administrative fees payable to customers is treated as a reduction of revenues. The portion of rebates and administrative fees payable to clients is estimated based on historical and/or anticipated sharing percentages as defined within our contracts with clients. These estimates are adjusted to actual when amounts are paid to clients subsequent to collections from pharmaceutical manufacturers; historically, these adjustments have not been material. We pay all or a contractually agreed upon portion of such rebates to our clients. We record rebates and administrative fees receivable from the manufacturer and payable to clients when the prescriptions covered under contractual agreements with the manufacturers are dispensed; these amounts are not dependent upon future pharmaceutical sales. Included in accounts receivable is a contractual allowance for certain rebates receivable from manufacturers of $257.9 million and $381.2 million as of December 31, 2016 and 2015, respectively.

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If you have any questions or require any additional information with respect to the information above, please do not hesitate to contact me at (314) 996-0900.

Sincerely,
Express Scripts Holding Company

/s/ Bradley Phillips
Bradley Phillips
Vice President, Controller and Chief Accounting Officer

cc:	Timothy Wentworth, President and Chief Executive Officer
Eric Slusser, Executive Vice President and Chief Financial Officer

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